SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PROSPECTUS FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14D-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 30, 2002

TELIA AB
 (Name of Filer)

SONERA CORPORATION
 (Subject Company)

0-30340

(Exchange Act File No. of Subject Company)

THE FOLLOWING IS A TRANSCRIPT OF A TELEPHONE CONFERENCE HELD BY TELIA AB ON JULY 25, 2002.

Telia Conference Call Thursday 25 July 2002 17:00 Hrs CET Time Chaired by Anders Igel

Tobias Lenner

Hello and welcome to this presentation of Telia’s 2nd quarter results. I’m Tobias Lenner, Head of Investor Relations and External Communications. On my side is Telia’s CEO – Anders Igel, the CFO of Telia – Bo Jacobson and Head of Corporate Communications – Michael Kongstad. After a brief presentation on the 2nd quarter results by Anders Igel and a few comments by Bo Jacobson we’ll have a Q&A session. First let’s start with Anders Igel.

Anders Igel

Good morning and good afternoon. I hope you have all been able by now to review the report that was published this morning and also to check the presentation material that is available on our website. Before going into commenting on the material let me just briefly say that I believe that we have made a fairly good 2nd quarter result especially in view of the market circumstances and of course in our report we have a number of strong points and also a number of problems and I am sure that the problems we will and must solve. I think Telia stands strong in the current market environment and we have seen the trend that customers come to us to look for opportunities to do business us and I think that in today’s climate the strong operators will gain and that is very good for us. In the longer term I think that we can strengthen our market position in our home market, or our home markets. One thing is of particular interest for me taking over as CEO and that is to further strengthen our customer orientation and our earnings orientation in the company. Especially, this is important today to really fully utilise the strength that we have in the company. We also are very happy that the European Union Commission has approved the merger between Telia and Sonera and that means that we can now go ahead with full speed to implement the preparations for the merger and to launch the prospectus in hopefully approximately two weeks from now so that we can put that to the market.

Let me now go into commenting a little bit on the overhead material PowerPoint presentation that you have. First of all there’s a positive underlying earnings trend in the company. We saw a growth of 6% in our core business and we reached an EBITDA margin of 25% in the quarter. The measures that we have taken that has been initiated earlier are now starting to have effect and we also think that they will continue to have a positive effect during the rest of the year. Also cash flow has improved and CAPEX has been reduced. Looking at the Telia mobile business we are happy to see the growth that we can now see for the 2nd quarter, we are in fact a little bit surprised about the strength of the growth which is also very positive and we saw improvements in ARPU and traffic minutes across all markets and improvements in underlying EBITDA. This is very good. Especially in Sweden we have a record high minutes of use figure. It has been a positive development in the Swedish mobile business. In the Norwegian mobile business it was even more positive. A very strong EBITDA improvement and a very high sales growth. We have to remember though that in the quarter there was a relatively low acquisition cost in the results in Norway. In Denmark we are getting closer to the level of 500,000 customers where we believe we can reach a positive EBITDA result and we have, of course, focused on customer growth and there’s always a balance between growth and profitability and right now we’ve tried to go for the 500,000 customer target and the last quarter took us closer to that point. Of course, the EBITDA was negatively affected because of that growth focus right now. Sales in Finland is improving, we have now established our own operation with national roaming with Suomen2G and the business is developing in the right direction.

In Russia and the Baltic region we also have seen positive development and growth. Telia Internet Services has improved and we are happy with the development. There is a focus on profitability and improved margins. Sales have increased which comes from a quite strong development on the broadband market especially related to corporate customers. There is a deal that we have made with a company Apoteket, which is the pharmacy group retailers in Sweden, who have bought a nationwide IP-VPN network. We’re mentioning it because it is quite big in nature and it’s a company expressing that it’s trusted that kind of solution for a nationwide service. We have also made costs lower in the Internet business and it’s developing in the right direction. You can see on one of the graphs that we’ve had a three times increase in the number ADSL customers in one year.

Telia International Carrier is a problem for us but we should remember that this is a very turbulent market where many competitors are either in bankruptcy or in Chapter 11. Telia has a strong market position and we have had a strong order inflow which has in fact doubled and that together with the efficiency measures that we have taken has improved the EBITDA result. Investments have reduced as well. However, we are not satisfied with the results, not the EBITDA result nor with the top line growth. We had hoped that the top line could have been even higher in this turbulent market being able to take over customers from other people. There is an ongoing fundamental review going on of that business and the task for us is to come with the fastest possible path to a positive cash flow – that’s what it is all about. We will solve the problem and will take those measures that it takes to get as possible to a positive cash flow and we will come back later on what that will mean.

Telia Networks, the fixed network business is showing a strong EBITDA margin despite the effect of the local pre-selection that has been implemented and we have been able to compensate the loss effect from that. Because of efficiency improvements and also to some extent from low interconnection fees between the networks business and our own mobile business.

With turbulence in the market with a number of smaller operators having difficulties means that to some extent the high growth is slowing down a little, growth in our wholesale business but what this really means is an opportunity for us to do better over time in the end-user market – which is of course very important to us.

There are a number of financial targets that have been communicated earlier and my intention now is to comment on these, not to come up with any new targets. As regards to the sales growth target of 8% as it stands now in current we think that’s a very high number. The underlying EBITDA margin is between 25-30%. In relation to that we can say that we have reached 25% in the second quarter. CAPEX between 10 and 15 billion SEK, we believe it’s a realistic target. Telia International Carrier to do EBITDA positive. At the end of this year we think the current market situation it is not likely. Telia Internet Services, a positive EBITDA on a monthly basis before end of 2003. We think it’s possible but this will be affected by the divestiture of the Swedish cable-TV business that we have been forced to agree to by the EU Commission. Telia Mobile Denmark, we’re getting closer to the 500,000 customer target.

With regard to the Telia-Sonera merger, we have got the approval which we are very happy about, as I said. Comprehensive planning work has been undertaking both as regards to synergy and the company strategy. The management of the company and more of that will be presented in the prospectus. The market outlook is that there is an overcrowded telecom market, a very turbulent market and that the stronger players most likely will get stronger. The opportunities that we have in this market is to first of all to really take advantage of our strength and as I said I believe that we can strengthen our position in the long-term in our home markets. We will continue to make efficiency measures, we will resolve our problems in International Carrier and in Telia Denmark mobile, we will finalise the merger with Sonera and most importantly we will sharpen Telia’s customer and earnings focus which is a very important factor to really take full advantage of our position in different markets. We want our company to be customer driven from the front end all the way through the company and to be earnings oriented so that we are really business orientated in all that we do. I’m not saying that we are not like that today in Telia but we can still take a number of steps in that direction to do it even better. I will stop but just ask Bo Jacobson to comment on one matter related to the financial figures and that is the cash flow situation which I think is of particular interest.

Bo Jacobson

Thank you Anders, Bo Jacobson here good afternoon. We are especially pleased, looking at that we have created a positive operating cash flow now, 1.5 billion for the quarter, 600 for the half year and if we look at the cash flow from operating activities, it’s improving. Of course we have now still a good top line growth and improving EBITDA margins and of course a good growth in our overall EBITDA figures. That combined with substantially low CAPEX levels, of course gives us very positive changes compared to the corresponding periods last year. So if we look at cash flow from operating activities, during the 2nd quarter less CAPEX we had a figure of a positive 1.7 billion which of course is a substantial improvement over what we produced last year where we really have negative figures for all quarters in terms of cash flow from operating activities less CAPEX. I mean the positive cash flow during last year was an effect of divestiture that we made during that period. So I think this is one of the main issues for us, to improve these cash flow figures and we do see now that we have a good strong trend and I think that’s one of the main conclusions of one of the more important trends in our results so far.

Tobias Lennér

Thank you Bo and we’ll now be happy to take your questions, operator?

Questions and Answers

Peter Warleus – Handelsbanken

A short question on the CAPEX, you now record it as 4.7 billion SEK for the first half year. You indicated 10-15 billion in annual CAPEX, could you specify which areas you will increase CAPEX and why?

Yes I think this is in a range where we think it’s possible. Of course there are areas where there could be increases and of course there are cases we are investing in like 3G, for example, in Norway and so on. There we have, it’s an area where there could be an increase compared to the outcome so far.

Anders Igel here, generally speaking we will be very conservative and very business orientated looking at investments. We will, of course, be investing in those areas where we think it makes sense but overall very cautious and check that it makes sense.

Could you state how much of the cost cutting effort you started in Q1 that is realised in Q2, to give us some sort of proportion please?

How much of the cost cutting that’s started in Q2 is realised in Q2?

No just that you announced in the Q4 results, you announced in the Q4 results, you announced the cost cutting program and can you give us a hint how much has been included in Q2? Has anything materialised or is there much more to come in Q3/Q4?

Well you can say that of course cost cutting has been an ongoing thing and we can see that with the stable figures and margins that we produced in networks. Of course, it constitutes a proof that we have been able to compensate the low revenues with a lower cost level but I would say that, for example, the restructuring and the reduction on the employees side is really something that is taking place right now and the provisions we have made is really for people that will leave the company after the half year end. So I mean it’s an ongoing process but we have said that we expect the effects to come in the second half of this year on that side.

Ok thank you. I have one more question to make. Just looking at the depreciation side you said it is going to be around between 11-11.5 in depreciation amortisation for the full year and is that at a sustainable level?

Yes I think we had a very specific write-down for the period of around the 140 million SEK level, otherwise it’s at the ongoing level.

So you can expect the ongoing level to continue to 2003/2004 as well?

Well we don’t have any specific forecast on the level, that of course is dependent on different things.

Thanks very much.

Robert Davis – Deutsche Bank

I just two questions, the first question pertains, my understanding is on the Sonera conference call that you’re waiting to put your new numbers into perspective then apply to the SEC for a final approval. I guess my first question is I’m curious if the prospectus with the most current numbers has actually been approved by the SEC already and you simply need to file new numbers or are there other issues that the SEC still need to address that might take it a little longer to get approved? If it is I have a follow up question.

We have not presented to SEC the very final prospectus so there is a little bit of an administrative procedure to do that and of course we will have to wait until they have finally approved it but I don’t expect that to be a major issue.

But all other issues and all other things that they have addressed and you’ve had to respond to have already been dealt with? Put another way if you wanted to file a prospectus with the current numbers, could you do that today if you wanted to?

No, not today because there is further work involved in putting the prospectus together.

Ok do you have any idea to how long it would take to come up with the document?

Our plan is that in approximately two weeks we will launch the exchange offer and thus the prospectus.

Ok thank you, second question, just curious that we are seeing in pricing right now in the international carrier market, were you able to get a premium versus your pricing a month or two ago given the bankruptcies? Are you pricing above the market given your more stable situation for a long time and could you kind of address how you’ve chosen to differentiate yourself and not differentiate yourself in pricing in that market?

It’s difficult to give a general view of pricing because there’s different products on different markets but the general trend is that we’ve seen a slowdown in price pressures since the collapse of some of our competitors during the 2nd quarter.

Ok thanks very much.

Debra Collins – Goldman Sachs

I have two questions, my first question is could you comment on your local market share position now after the second quarter of local carrier pre-select? And my second question is about the pensions items, in Q1 you reported a positive item of SEK 109 and in this quarter a negative item of 304 combined with that the pension provisions are down by 425 million to 1.8 billion. Can you comment on these pension charges that you seem to take quarterly, state if they have any cash flow impact and also whether you feel that the provisions are sufficient? Thank you.

Well, taking the pension provision on the first hand, the specific item relating to this quarter is really that there is still a decline in the asset value in our pension fund and so it’s a non-cash item. So that’s a very specific item relating to this quarter and relating more to the decline of asset value in the pension write-off.

And then the question about the market share, Anders.

The market shares are quite difficult to assess especially with a short view. Yes I think we have been partially affected by the local pre-selection but we have also gained some market shares back by people who returned to Telia as customers, so it’s difficult to judge. Yes we have lost some and we intend to take back more.

Bengt Molleryd – Evli Bank

I’m curious around this balance between the wholesale business and the end customer business, you stated that you see possibilities to expand the end customer business while the wholesale business is declining in growth rate, if you can elaborate a bit on that? And my second question was what kind of effect do you see here on your requirement to separate the network from the end customer business that the Commission has put on Telia? Thank you.

Yes we have seen that the growth rate is still a growth in the wholesale business. The growth rate is coming down and that is an effect of the number of smaller wholesale customers of ours are getting into difficulties. And I think this trend will continue and that’s the negative side of that. The positive side is that it opens up an opportunity for us to increase our market share in the end customer business, in our retail business and I think over time Telia’s strength will show it’s value and, as I said, I expect us to gain from this over time and the end customer business – the retail business – is of course of high importance for us. And the second question was about...?

The effect on separating the...on this business idea of business separations...

I don’t think it will have any effect at all. The legal separation is required from us in order to increase the transparency in what we do so that one can judge that we are not using discrimination in our pricing between our pricing to ourselves and to other people who buy our wholesale products. And I don’t think it will have any, it will only have a minor effect on our financial side and I don’t think it’s a major problem. In fact we have almost already a legal separation because of this Skanova setup.

()()() do you actually see a lower demand on the wholesale...?

Yes we do.

But the total market as a cross pick of that is growing actually.

It is growing but the growth is slowing.

Jeremy Taylor – UBS Warburg

I just wanted to ask a couple of questions about the international carrier business. I’m quite interested on your view of this business and what the options are in either closing it down or restructuring the business till it creates interest on a sort of profitable long-term operation? Also interested in the transactions that you’ve done during the quarter to buy assets, I’m assuming that the 546 million listed in the back is mainly from the international carrier business. Secondly, if you can comment on the Norwegian mobile operations which clearly had an exceptional quarter. We’ve seen sort of positive ARPU trends there for a couple of quarters now, is that mainly your refocusing of your customer base towards it’s SME’s or are you also getting quite strong sort of current user usage growth? Thirdly, again on mobile in the Finnish operations, I just wondered what the impact, or how many customers essentially you moved off () network during the quarter? And finally, just a comment on your, the comment you just made about the separation of wholesale and retail and I think the businesses into separate legal entities, I’m surprised to think that you feel as though it will have no effect on your business going forward because I would have thought it would give more transparency to the regulator and there may be risks of high mobile returns being regulated downwards? If you could just comment back on that, that would be great thank you very much.

As regards to the carrier business, as I told you in my presentation, I think the results are not satisfactory and we need to take the proper actions to come to a positive cash flow as fast as we can. And we will do what it takes to do that but I don’t want to elaborate today on the different options that we have, I’d rather come back to that when we have done this properly ourselves. On the Norwegian mobile business, the reason why it’s going well is because it’s a very well-run operation with what I said we need to put in place for the whole of Telia, an excellent focus – that’s exactly what we have in Norway. A number of simple and attractive customer services have been presented on the market and we gained from that. And I think the gain, as far as I understand without knowing in detail, is mainly from current customers that we either retain or buy more because we do well with them. In Finland, yes we have lost a number of customers, some of them were quite inactive so it didn’t mean a lot. We have also gained some customers. Overall that as a positive effect because we have our own operation and are not dependent on the ones who provided the service to us before and that puts the company into better shape before we divest it. As regards to legal separation, we’ll have not had an effect after all. I don’t think so much that it will because we already have such a transparency and separation although it’s not that legally separated as we how now committed to, but it’s not far away from. The difference is that the mobile business or rather the mobile network business will also be legally separated in the same way. How this separation will be done, we do not have any specifics for today. I think it will not have any major impact.

And Jeremy, your question about buying Telia assets, the deal we did was mainly equipment for lighting up fibre, not mainly an infrastructure deal. You had one more question about 500 million in the carrier network that I didn’t understand?

No, I’ve just checked at the back actually and I think the acquisitions were in other business areas. I just noticed in your CAPEX...

If you mean by international carrier it was 3 million and it was almost all routers and the DWDM equipment.

That included paid in capital to Svenska UMTS-nat, the 3G joint venture we have in Sweden together with Tele2 so it’s mainly paid in a capital in the associated companies that are included there.

Iyse Morov – Raymond James Securities

My question is regarding Turkcell and your outlook for the Turkish market. How comfortable are you with the current shareholding structure of Turkcell and are you looking to increasing your percentage here?

Thank you very much for your question, I think it would be inappropriate for me to comment on Turkey now since we have not combined the companies yet. I think Sonera will have to answer that question.

Ok thanks.

Conclusion

         Thank you very much for your attention and your participation. We hope that we have been able to explain to you what you wanted to know and finally I think we are proud that we have been able to produce this result in Q2 in this turbulent market and we are happy that the market has responded to that and since I have now taken over Telia I will now put more and more time on actually taking the helm and controlling the company because I have put a lot of time initially on the Telia-Sonera merger and I look forward to that task. And thank you for your interest once again.

Forward-Looking Statements

This document contains forward-looking statements regarding the timing of certain regulatory approvals relating to the planned merger between Telia and Sonera and the timing of Telia’s exchange offer to Sonera’s shareholders and warrantholders. Statements that are not strictly historical statements, including statements about Telia’s and Sonera’s beliefs and expectations, constitute forward-looking statements. By their nature, forward-looking statements are subject to risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Telia and Sonera are under no obligation to, and expressly disclaim such obligation to, update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information

The combination of Telia and Sonera will be implemented through an exchange offer made by Telia to the shareholders of Sonera. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Sonera. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 that will be filed with the U.S. Securities and Exchange Commission (the “SEC”). Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the Schedule TO and other documents relating to the offer that will be filed by Telia with the SEC because these documents will contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-2 that will be filed with the SEC by Sonera relating to the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Telia and Sonera with the SEC at the SEC’s web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-2 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden Attention: External Communications and Investor Relations (tel: 46 8 7137143), or Sonera Corporation, Investor Relations, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland, Attention: Investor Relations (tel: 358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-2 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.